Exhibit 4.7

DATED 2005

ORBIS TECHNOLOGY LIMITED
and
Mahjong Systems Limited
     ____________________________________________________________

PARTNER AGREEMENT
      ____________________________________________________________

This Partner Agreement (the "Agreement") is made to be effective,  5th Octuber  2005 (the "Effective Date") by and between ORBIS TECHNOLOGY LIMITED ("ORBIS"), a company incorporated in England and Wales with offices located at One London Road, Staines, Middlesex TW18 4EX, United Kingdom which expression shall include its Affiliates and MAHJONG SYSTEMS LIMITED (“MSL), a company incorporated in the Turks and Caicos Islands with offices located at Britannic House, Providenciales, Turks and Caicos Islands, B.W.I.,

R E C I T A L S

A. ORBIS is a leading supplier of software used by the gaming industry for the purposes of interactive gambling.

B.  MSL is engaged in supplying and hosting multiplayer Mahjong games

C. MSL wish to use the API gateways provided by Orbis, to connect the Products to the OpenBet software licensed to the Customers, subject to the terms set out below

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below, ORBIS and MSL agree as follows:

1. DEFINITIONS

1.1	Definitions. For purposes of this Agreement, all capitalized terms shall have the respective meanings set forth below or as elsewhere defined in this Agreement:

“Affiliate” shall mean the holding company of a party or a subsidiary of a party or a subsidiary of that party’s holding company. “Holding company” shall mean a company with control of a party and “subsidiary” shall mean any company that is under the control of a party or the holding company of a party.

“Customers” any existing or future customers of ORBIS, that licence the Products.

“Intellectual Property Rights” or “IPR” means any patent, registered design, copyright, design right, topography right, trade mark, service mark, application to register any such rights, rights in the nature of any of the aforementioned rights, trade secrets, rights in not-patented know-how, right of confidence and any other intellectual or industrial property rights of any kind whatsoever in any part of the world.

“Net Revenue” shall mean the total revenues received by MSL from Customer for the Product less; (i) any tax or duty assessed directly on sales; and (ii) where such items are specially shown on the invoice, purchase, sales, import, value added or consumption tax or duty, packing expenses, transportation, freight and insurance charges; (iii) discounts, where no other benefit, whether direct or indirect, is obtained by MSL as a result of such discount; and (iv) any integration cost or initial license fee charged by MSL.

“Product(s)” means the software applications that have been or are to be developed by [ ] that will connect to the OpenBet software licensed to the Customer by ORBIS, via the API gateways as agreed to by ORBIS.

1.2
Rules of Construction. As used in this Agreement, (i) neutral pronouns and any derivations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural and vice versa, as the context may require; (ii) the words “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole, including all exhibits and schedules as the same may be from time to time amended or supplemented and not to any subdivision of this Agreement; (iii) the words “party” and “parties” refer, respectively, to a party or to both of the parties to this Agreement; (iv) the word “including” is not intended to be exclusive and means “including without limitation”; (v) references to section, subsection, attachment or exhibit refer to the appropriate section, subsection, attachment or exhibit in or to this Agreement; and (vi) descriptive headings are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement. This Agreement shall be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party. No third party shall have any rights to enforce any provisions of this Agreement.

2. DOCUMENTATION

ORBIS agree to provide to MSL documentation on the agreed API gateways and shall be entitled to use the API gateway for so long as the Net Revenue is paid to ORBIS.

3.	REVENUE SHARE.

3.1
In consideration of ORBIS providing assistance in the use of the API gateway and connection to OpenBet, MSL agrees to pay to ORBIS 12.5% (twelve and a half per cent) of the Net Revenue. MSL shall keep full records of all income received relating to the Net Revenue and submit to ORBIS at the end of each month a statement identifying the total sums payable to ORBIS. Payment shall be due within 30 (thirty) days of month end.

3.2
ORBIS shall have the right to carry out audits through a suitably qualified auditor selected by ORBIS. Should there be a discrepancy between actual and reported Net Revenue greater than 2% then ORBIS shall not only be able to recover the sums outstanding together with interest, but in addition MSL shall indemnify ORBIS for the auditors costs.

3.3
Late payments shall be subject to interest from the date when payment ought to have been made until the date of actual receipt of payment. The right to receive payment shall survive termination (howsoever arising) or expiry of the term, continuing for so long as the Net Revenue accrues to MSL. Interest shall accrue daily and be payable on late payments, irrespective of receipt of invoice from ORBIS, at the rate of 7% per annum above the base interest lending rate applicable at that time at HSBC Bank plc., London, until actual receipt of cleared funds by the nominated ORBIS bank account.

4 OWNERSHIP OF INTELLECTUAL PROPERTY RIGHTS

4.1
Nothing in this Agreement shall be effective so as to transfer or assign ownership of any IPR owned by a party at the commencement of this Agreement nor anything developed or improved by a party in the course of this Agreement.

5 TERM AND TERMINATION

5.1
Term. This Agreement shall commence upon signing by both parties for a period of two years (the “Initial Term”) and shall continue thereafter unless terminated by one party to the other giving not less than 60 (sixty) days notice expiring no earlier than the end of the Initial Term.

5.2
Termination for Cause. If either party materially breaches a material provision of this Agreement and fails to correct such breach within 90 (ninety) days following written notice specifying in detail the nature of the breach, or fails to commence to correct the breach within such 90 (ninety) day period if the breach cannot reasonably be cured within 90 (ninety) days and thereafter fails to make good faith efforts to remedy such breach, then the non-defaulting party may terminate this Agreement, upon written notice of termination to the defaulting party.

5.3
Survival of Provisions. Notwithstanding any termination of this Agreement, the parties’ rights and obligations under clauses 3, 4, 7, 8.2 and 8.7 shall survive any expiration or termination of this Agreement.

6 REPRESENTATION AND WARRANTIES

6.1
No Conflict. Each party warrants to the other party that it is not restricted in any way from entering into this Agreement and has the right to grant the licenses to the other party as set forth in this Agreement.

6.2
Warranty Disclaimers. The parties expressly disclaim all express, statutory and/or implied warranties, including without limitation the warranties of merchantability, fitness for a particular purpose and non-infringement. Neither party makes any warranties that materials supplied to the other under this Agreement (excluding financial reporting information) will be error-free, and each party hereby disclaims any and all liability on account thereof.

7 CONFIDENTIAL INFORMATION

7.1
Definition. For purposes of this Agreement “Confidential Information” shall mean information including, without limitation, this Agreement and the terms hereof, computer programs, code, Betas, algorithms, names and expertise of employees and consultants, know-how, formulas, processes, ideas, inventions (whether patentable or not), schematics and other technical, business, financial and product development plans, forecasts, strategies and information marked “Confidential” or, if disclosed verbally, identified as confidential in writing prior or subsequent to such verbal disclosure.

7.2
Confidentiality Obligations. Each party agrees to maintain all Confidential Information in confidence to the same extent that it protects its own confidential information but in no event less than reasonable care and to use such Confidential Information only as permitted under this Agreement. The Recipient agrees to disclose Confidential Information only to its employees, Affiliates, attorneys, bankers, financial advisors and independent contractors (a) with a need to know to further permitted uses of such Confidential Information as provided in this Agreement, (b) who are parties to appropriate written agreements sufficient to comply with this clause, and (c) who are informed of the nondisclosure/non-use obligations imposed by this clause.

8 MISCELLANEOUS

8.1
Legal Fees and Expenses. Each party will pay its own fees and expenses, including without limitation legal fees and other expenses in connection with the transactions contemplated under this Agreement.

8.2
No Consequential Damages. To the maximum extent permitted under applicable law, in no event shall either party be liable to the other under this agreement for any indirect or incidental or special or exemplary or punitive or consequential damages or for any loss of profits or loss of revenue, or loss of data, or loss of goodwill or work stoppage, computer failure or malfunction, incurred by either party or any third party, regardless of the form of action, even if the other party or any other person has been advised of the possibility of such damages.

8.3
Severability, Waiver. In the event any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions of this Agreement will remain in full force and effect. The waiver by either party of any default or breach of this Agreement shall not constitute a waiver of any other or subsequent default or breach.

8.4
Relationship of the Parties. No agency, partnership, joint venture, or employment relationship is created as a result of this Agreement and neither party have any authority of any kind to bind the other party in any respect whatsoever.

8.5
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of England. Any dispute regarding this Agreement shall be subject to the exclusive jurisdiction of the English courts, and the parties agree to submit to the personal and exclusive jurisdiction and venue of these courts.

8.6
Force Majeure. Neither party shall be liable to the other for failure or delay in the performance of a required obligation if such failure or delay is caused by strike, riot, fire, flood, natural disaster, or other similar cause beyond such party's control, provided that such party gives prompt written notice of such condition and resumes its performance as soon as possible, and provided further that the other party may terminate this Agreement if such condition continues for a period of 60 (sixty) days.

8.7
Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior or contemporaneous proposals and agreements whether oral or written, and all communications between the parties relating to the subject matter of this Agreement and all past courses of dealing or industry custom. This Agreement may not be modified or amended except in writing signed by an authorized representative of each party; no other act, document, usage or custom shall be deemed to amend or modify this Agreement. If any ambiguity or conflict exists between the terms of this Agreement and the terms of any Exhibit hereto, the terms of this Agreement shall prevail and shall be conclusively determined to reflect the intention of the parties with respect to the relevant issues. Neither party hereto shall be bound by any definition, condition, warranty, representation, modification, consent or waiver other than as expressly stated in this Agreement unless set forth in writing executed by the party to be bound.

8.8
Notices. Any notice, request, demand, or other communication required or permitted hereunder shall be in writing and shall be given by courier or other personal delivery, or by a recognized overnight courier for next day or two day delivery. Notices shall be sent to the parties at the addresses set forth on the first page hereof to the following persons: (i) for ORBIS: Mrs. Ismat Levin, VP & General Counsel (FAX: +44 208 476 8276); and (ii) for MSL : Mr Ian Sherrington, Director (FAX: +1 514 288 0164 (or any other persons or address as the parties may from time to time designate in a writing delivered pursuant to this sub-clause 10.12 (“Notices”). Notices shall be deemed to have been given when received as evidenced by a courier receipt.

IN WITNESS WHEREOF, as of the Effective Date, an authorized representative of each party has duly executed this Agreement.

SIGNED for and on behalf of SIGNED for and on behalf of

ORBIS TECHNOLOGY LIMITED MSL

_________________________________________________________ Signed:	________________________________________________________ Signed

_________________________________________________________________ Name	________________________________________________________________ Name

_________________________________________________________________ Title	________________________________________________________________ Title